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RICHARD HOROWITZ

richard.horowitz@dechert.com
+1 212 698 3525 Direct
+1 212 698 0452 Fax

August 22, 2017

John Grzeskiewicz, Esq.

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-0504

Re:                             Altegris KKR Commitments Master Fund
SEC File Numbers: 333-219332; 811-22963

Dear Mr. Grzeskiewicz:

We are writing in response to Christina Fettig’s telephonic comments on August 22, 2017 with respect to Pre-Effective Amendment No. 1 to the registration statement on Form N-2 under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, as filed on August 21, 2017 on behalf of Altegris KKR Commitments Master Fund (the “Fund”), a closed-end management investment company, as well as related comments to the Fund’s March 31, 2017 annual report, as filed on June 9, 2017 (the “Annual Report”). The Fund has considered these comments and has authorized us to make the responses discussed below on its behalf.

On behalf of the Fund, set forth below are the SEC staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

Annual Report

Comment 1.                            On a going forward basis, please confirm supplementally that the cost of restricted securities by investment will be disclosed in the Annual Report.

Response 1.                               We hereby confirm that the cost of restricted securities by investment will be disclosed on a going forward basis in the Annual Report.

Registration Statement

Comment 2.                            Please confirm supplementally the date that the Fund’s prior registration statement went stale.

Response 2.                               We hereby confirm that the Fund’s prior registration statement went stale on July 31, 2017.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3525.

Sincerely,

/s/ Richard Horowitz

Richard Horowitz